                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-75213

                            Prospectus Supplement C
                                       to
                         Prospectus Dated May 12, 1999

                            ------------------------

                         THE GOLDMAN SACHS GROUP, INC.

                              6.65% Notes due 2009

                            ------------------------

     You should read this prospectus supplement, which describes the third quarter earnings reported by Goldman Sachs, in conjunction with the prospectus dated May 12, 1999 and Prospectus Supplement B dated July 9, 1999.

     See "Risk Factors" beginning on page 11 of the prospectus dated May 12, 1999 to read about factors you should consider before investing in any notes.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     Goldman, Sachs & Co., a subsidiary of Goldman Sachs, will use this prospectus supplement in connection with offers and sales of the notes in market-making transactions.

                              GOLDMAN, SACHS & CO.
                            ------------------------

                Prospectus Supplement dated September 21, 1999.

                              RECENT DEVELOPMENTS

     On September 21, 1999, The Goldman Sachs Group, Inc. reported net earnings of $638 million for its fiscal third quarter ended August 27, 1999.

                              BUSINESS LINE REVIEW

Investment Banking

     Investment Banking generated net revenues of $1.2 billion in the third quarter, a 15% increase over the prior quarter and 20% above the same 1998 period. Goldman Sachs' worldwide advisory and financing businesses continued to perform strongly as global corporate consolidation fueled healthy deal flow in financial advisory, and new issue activity remained robust. Net revenue growth was particularly strong in the technology, energy and power, and retail sectors. Investment Banking also benefited from active markets in both Europe and Asia.

Trading and Principal Investments

     Net revenues in Trading and Principal Investments were $1.4 billion, 16% lower than an outstanding second quarter of 1999 but substantially above last year's depressed third quarter. FICC net revenues increased 52% over the same period in 1998 primarily due to improved performance in Goldman Sachs' trading and credit-sensitive businesses, which were negatively affected by a dramatic widening of credit spreads in 1998. Strong results in commodities, which benefited from increased customer activity, also contributed to the growth in FICC. Net revenues in Equities increased substantially over the prior year period primarily due to strength in equity arbitrage, higher transaction volumes in the global shares businesses and strong customer flow in equity derivatives. Net revenues in principal investments increased significantly over the prior year due to mark-to-market gains on certain of Goldman Sachs' merchant banking investments.

Asset Management and Securities Services

     Net revenues in Asset Management and Securities Services were $811 million for the third quarter, an increase of 8% over the second quarter and 13% above the third quarter of 1998. Asset management revenues increased 11% over the prior year period, reflecting growth in assets under management. Securities services net revenues were up 6% compared to the same 1998 period, primarily due to increased customer balances in Goldman Sachs' securities lending and margin lending businesses. Commissions rose by 17% compared to the prior year period, benefiting from higher transaction volumes worldwide in listed equity securities.

                                 EXPENSE REVIEW

     Operating expenses were $2.3 billion in the third quarter. The ratio of compensation and benefits to net revenues was 50% for both the quarter and year-to-date periods. Non-compensation-related expenses rose 23% compared to the same period in 1998 due to higher employment levels and growth in business activity. Goldman Sachs' effective tax rate was 41%.

                                    CAPITAL

     As of August 27, 1999, total capital was $28.9 billion, consisting of $8.6 billion in stockholders' equity and $20.3 billion in long-term debt. Book value per share was $18.11, based on common shares outstanding, including the formula-based restricted stock units, of 474,598,485 at period end.

                                    DIVIDEND

     On September 20, 1999, the Board of Directors of The Goldman Sachs Group, Inc. declared a dividend of $0.12 per share to be paid on November 22, 1999 to voting and nonvoting common stockholders of record on October 25, 1999.

                                   Page 3 of 5
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                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                           BUSINESS LINE NET REVENUES
                                  (unaudited)
                                ($ in millions)

                                                                                                                 CHANGE
                                 THREE MONTHS ENDED               CHANGE FROM           NINE MONTHS ENDED         FROM
                          ---------------------------------   --------------------   -----------------------   ----------
                          AUGUST 27,   MAY 28,   AUGUST 28,   MAY 28,   AUGUST 28,   AUGUST 27,   AUGUST 28,   AUGUST 28,
                             1999       1999        1998       1999        1998         1999         1998         1998
                          ----------   -------   ----------   -------   ----------   ----------   ----------   ----------
                                                 (in millions, except share and per share amounts)
Investment Banking
Financial advisory......    $  616     $  510      $  561        21%         10%       $1,648       $1,360         21%
Underwriting............       534        492         399         9          34         1,406        1,187         18
                            ------     ------      ------                              ------       ------
Total Investment
  Banking...............    $1,150     $1,002      $  960        15          20        $3,054       $2,547         20
                            ------     ------      ------                              ------       ------

Trading and Principal
  Investments
FICC....................    $  661     $  911      $  434       (27)%        52%       $2,448       $2,109         16%
Equities................       458        618           0       (26)       N.M.         1,531          659        132
Principal investments...       328        189          30        74        N.M.           543          274         98
                            ------     ------      ------                              ------       ------
Total Trading and
  Principal
  Investments...........    $1,447     $1,718      $  464       (16)        212        $4,522       $3,042         49
                            ------     ------      ------                              ------       ------

Asset Management and
  Securities Services
Asset management........    $  221     $  214      $  199         3%         11%       $  637       $  483         32%
Securities services.....       195        174         184        12           6           576          528          9
Commissions.............       395        361         337         9          17         1,083        1,005          8
                            ------     ------      ------                              ------       ------
Total Asset Management
  and Securities
  Services..............    $  811     $  749      $  720         8          13        $2,296       $2,016         14
                            ------     ------      ------                              ------       ------
Total net revenues......    $3,408     $3,469      $2,144        (2)         59        $9,872       $7,605         30
                            ======     ======      ======                              ======       ======

                                     * * *

                            ASSETS UNDER SUPERVISION
                                  (unaudited)
                                ($ in millions)

                                               AS OF                      CHANGE FROM               AS OF
                                 ----------------------------------   --------------------   -------------------
                                 AUGUST 27,   MAY 28,    AUGUST 28,   MAY 28,   AUGUST 28,   NOV. 27,   NOV. 28,
                                    1999        1999        1998       1999        1998        1998       1997
                                 ----------   -------    ----------   -------   ----------   --------   --------
Assets under management........   $220,522    $206,553    $173,991       7%         27%      $194,821   $135,929
Other client assets............    192,034     176,369     119,005       9          61        142,018    102,033
                                  --------    --------    --------                           --------   --------
Total assets under
  supervision..................   $412,556    $382,922    $292,996       8          41       $336,839   $237,962
                                  ========    ========    ========                           ========   ========

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                                  (unaudited)

                                               THREE MONTHS ENDED               NINE MONTHS ENDED
                                      ------------------------------------   -----------------------
                                      AUGUST 27,    MAY 28,     AUGUST 28,   AUGUST 27,   AUGUST 28,
                                         1999       1999(1)        1998         1999         1998
                                      ----------    -------     ----------   ----------   ----------
                                            (in millions, except share and per share amounts)
Revenues:
Investment banking..................    $1,150      $ 1,002       $  960      $ 3,054      $ 2,547
Trading and principal investments...     1,423        1,719          293        4,540        2,719
Asset management and securities
  services..........................       629          616          550        1,788        1,531
Interest income.....................     3,238        3,018        3,932        9,269       11,404
                                        ------      -------       ------      -------      -------
          Total revenues............     6,440        6,355        5,735       18,651       18,201

Interest expense, principally on
  short-term funding................     3,032        2,886        3,591        8,779       10,596
                                        ------      -------       ------      -------      -------
  Revenues, net of interest
     expense........................     3,408        3,469        2,144        9,872        7,605

Operating expenses:
Compensation and benefits, excluding
  employee initial public offering
  awards............................     1,704        1,953          977        4,932        3,566
Non-recurring employee initial
  public offering awards............        --        2,257           --        2,257           --
Amortization of employee initial
  public offering awards............       115           39           --          154           --
Brokerage, clearing and exchange
  fees..............................       108          109          107          328          301
Market development..................        92           78           67          247          201
Communications and technology.......        75           71           68          224          189
Depreciation and amortization.......        71           61           54          229          158
Occupancy...........................        76           67           54          221          147
Professional services and other.....        85          121           62          297          229
Charitable contribution.............        --          200           --          200           --
                                        ------      -------       ------      -------      -------
          Total operating
            expenses................     2,326        4,956        1,389        9,089        4,791
Pre-tax earnings/(loss).............     1,082       (1,487)         755          783        2,814
Provision/(benefit) for taxes.......       444       (1,827)         102       (1,202)         430
                                        ------      -------       ------      -------      -------
Net earnings........................    $  638      $   340       $  653      $ 1,985      $ 2,384
                                        ======      =======       ======      =======      =======

---------------
(1)Includes approximately ten weeks as a partnership and three weeks as a corporation.

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